Offering Statement for FinTron LLC ("FinTron")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   FinTron LLC

   101 Franklin St
   Suite C
   Westport, CT 06880

Eligibility

2. The following are true for FinTron LLC:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Patrick May

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Droit	Chief Technology Officer
01/01/2013	06/01/2020	Voicenik Inc.	Founder
01/01/2020	Present	FinTron LLC	Chief Information Officer

Bio: Patrick May has been with FinTron since January 2020 and has aided in the development and implementation of the firm's database, network, and back-end security protocols/programs. He is slated to develop and implement our front-end, client-facing security protocols and programs following the completion of programming. Through the development process, Patrick frequently reviews the speed, functionality, and security of the product suite. Patrick will also manage our testing team and the scaling of products. Patrick has filled roles ranging from Principal Technical Architect to VP of Engineering to Chief Technology Officer, working with numerous organizations to build teams, bridge the gap between the commercial and technical branches of the organization, and achieve large-scale, mission-critical objectives. His 25 plus years of industry experience have focused on the design and development of adaptive, distributed systems in the advertising, financial services, and telecommunications industries. He has worked at Amazon, Yahoo!, Tibco, Aviva, and several startups. Patrick holds a Bachelor of Science in Chemical Engineering from the Massachusetts Institute of Technology in Cambridge, Massachusetts. Work History: FinTron LLC, CTO, 2020-Present; Droit, Chief Technology Officer, 2019-Present; Voicenik Inc., Founder, 2013-Present;

Name
Ian Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Aptus Partner	Head of Sales and Marketing
01/01/2019	Present	Saltbridge	Chief Connector
01/01/2013	Present	Sacred Heart University	Adjunct Professor of Marketing
09/01/2019	Present	FinTron LLC	Chief Marketing Officer

Bio: Ian Smith joined as our Chief Marketing Officer in September 2019. As a strategic, entrepreneurial, and goal-oriented senior business executive with 30 years of demonstrated success leading cross-functional teams, Ian has led our Paid, Owned, and Earned digital media marketing strategies through all platforms. Ian is a strategic, entrepreneurial, and goal-oriented senior business executive with 30 years of demonstrated success leading cross-functional teams. Ian started a 19-year career at Mondelez International working his way up from sales and marketing roles to C-suite level positions. As a C-suite executive, Ian held positions as Director of Global Digital Marketing and Director of Digital Innovation. After leaving Kraft, Ian worked as a Marketing Consultant for several large Fortune 500 brands, built and sold a Digital Marketing agency, and acted as an advisor/investor to multiple start-ups in the technology/education space. Ian is also an Adjunct Instructor of the MBA program at Sacred Heart University.

Name
Andrew Szabos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2003	Present	Greenwich Financial Management	Managing Director
09/01/2019	Present	FinTron LLC	Chief Compliance Officer
01/01/2019	Present	Exemplar Capital	Managing Director

Bio: Andrew, better known as Andy, has been our Chief Compliance Officer since September 2019. He has helped maintain legal and regulatory compliance and assisted in the filing of our NMA. Andy has served over 25 years in investment banking and capital markets positions, beginning his career on Wall Street at Lehman Brothers in their Fixed Income Division, dealing primarily with mortgage-backed securities. Following Lehman, Andy moved on to Kidder, Peabody & Co, working his way up to Senior Vice President on a variety of fixed income teams, including high yield trading. Before moving away from Wall Street and starting his own financial management company, Andy was an Executive Director at UBS on their Emerging Markets Trading Desk. He holds a Master's Degree from Harvard University, a JD in Law from Yale Law School, and is a Chartered Financial Analyst. Work History: Licenses: SIE Series 66 Series 63 Series 79 Series 7 Series 3 Series 24

Name
Matthew Fatse

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2011	Present	Monroe Family & Reconstructive Dentistry	Office Assistance
01/01/2018	Present	FinTron LLC	Chief Operations Officer

Bio: Matthew Fatse has been a part of the FinTron team from the beginning in early 2018, starting as an intern and now acting as the firm's Chief Operations Officer. Matthew had an active role in registering FinTron Invest with FINRA during the NMA process and was heavily involved in the creation of FinTron's middle office. In addition, Matthew took part in integrating FinTron's online trading platform with industry partners, Apex Clearing and Radius bank. Matthew's experience and skill has been crucial in the strategic development and creation of our suite of products. Matthew completed his Bachelor of Science in Management from Sacred Heart University in December 2019 all while passing the necessary licensing exams needed to become a principal at the Firm. Licenses: SIE Series 63 Series 7 Series 24

Name
Jacob Tomanelli

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/12/2021	Present	FinTron LLC	VP of Marketing
05/01/2020	01/01/2021	Guidehouse	Investigator: Anti-Money Laundering
09/01/2016	05/01/2021	National College Federal Reserve Challenge	Chair, Research and Presenter

Bio: Jacob Tomanelli is our VP of Marketing and joined the FinTron team in January 2021. Before joining FinTron, Jacob worked at Guidehouse LLP as an anti-money laundering and financial crimes investigator. While in university, he interned at the United States Federal Reserve Bank of New York as a Liquidity Analyst. During his college career, Jacob led the Sacred Heart Federal Reserve College Challenge team to the semi-finals, twice. When Jacob is not working, he enjoys traveling and watching baseball.

Name
Myja Gary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/24/2020	Present	FinTron LLC	Public Relations Agent
12/01/2019	12/01/2020	Microsoft	Communications Manager
09/01/2018	06/01/2021	University of Maryland	Communiucations Specialist
09/01/2016	09/01/2018	ANN INC	Event Marketing Manager
01/01/2021	Present	Zoom	Internal Communications Leader

Bio: Myja Gary brings creative PR and communication to the team. With a Master's degree in Public Relations and Corporate Communications, in addition to her progressive field experience, Myja has a unique and unparalleled wealth of knowledge to draw from. More importantly, Myja is responsible for long-term brand reputation and growth by leveraging digital and social media communication strategies. Work experience: https://www.linkedin.com/in/myjagary/

Name
Richard Feldman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/11/2021	Present	FinTron LLC	FINOP
06/01/2011	Present	Maven Strategic Solutions LLC	Outsourced Chief Financial Officer & FINOP

Bio: Richard M. Feldman, CPA, heads up the Northeast practice of Maven Strategic Solutions, an outsourced CFO and FINOP firm that services clients nationwide. He has served as a CFO and FINOP for various companies for over 25 years, including firms ranging from large national self-clearing firms to small start-ups, including such notable names as Waterhouse Securities, Muriel Siebert Securities, and BUYandHOLD Securities. Prior to becoming a FINOP, he worked in the audit group of Deloitte & Touche, servicing such clients as Merrill Lynch, Dean Witter, and Bear Stearns. He has a particular expertise in small to medium-sized entrepreneurial firms, including start-ups, with direct hands-on experience in many facets of the broker/dealer industry including Fintech, retail, institutional, discount, investment banking, and proprietary trading. He has been an active member of the NYSS CPA's Broker/Dealer Committee, frequently serving as an expert speaker on net capital and FINOP issues at industry-wide seminars.

Name
Kristina DiNardo

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2018	05/01/2020	Sacred Heart University	Office Administrative Assistant
04/01/2019	09/01/2019	AFLAC	Sales and Marketing Intern
10/01/2020	Present	FinTron LLC	Director of Human Resources

Bio: Kristina DiNardo recently joined the FinTron team as the Director of Human Resources in September 2020. She graduated from Sacred Heart University in May of 2020 with a bachelor's degree in Business Management and a minor in Human Resource Management (HRM). She became an active member of the Beta Gamma Sigma Business Honor Society and the Delta Epsilon Sigma, the International Honor Society of Catholic Colleges and Universities during her time in undergrad. Before FinTron, Kristina completed an internship at Aflac in Norwalk, CT partnering with the HR team to recruit other agents and acting as a sales agent herself. Kristina is currently in graduate school completing her Master of Business Administration at Sacred Heart University with a concentration in HRM.

Name
Steve Forbes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/02/2021	Present	FinTron LLC	Board of Managers
01/01/2020	Present	Exemplar Companies Inc.	Managing Director
01/01/2020	Present	Forbes Law LLC	Founding Partner
04/10/1998	01/01/2020	SASM & Flom LLP and Affiliates	Counsel

Bio: With over 20 years of regulatory law experience, Steve started his career at Skadden, Arps, Slate, Meagher & Flom LLP, and Affiliates, before ultimately becoming a Founding Partner at his own firm - Forbes Law LLC. With an array of expert knowledge and experience, Steve specializes in Capital markets, venture capital, private equity, corporate transaction, and General Counsel for business-related matters. As an appointed Member of the Board of Managers Steve will advise the CEO on strategic management, business development, strategic planning, and capital raising. Steve will also act as the Firms securities lawyer, providing legal assistance in compliance with FINRA rules and regulations, formulating binding agreements and contracts in the best interest of the Firm, and assisting the CEO on security-related compliance matters. Work History (https://www.linkedin.com/in/steve-forbes-a25008187/):

Name
Ben Oksman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/15/2021	Present	FinTron LLC	Chief Technology Officer
07/01/2018	Present	Schonfeld	Technical Lead for Back Office/Da
07/01/2016	Present	KLS Diversified Asset Management LP	Software Development

Bio: Ben Oksman has been working closely with Wilder Rumpf since early 2021. With over 20 years of financial technology experience, Ben has held positions such as Technical Lead for Back-Office and Daily Operations Team at Schonfeld Strategic Advisors, KLS Diversified Asset Management, G Capital, and Rebar Systems. With an array of knowledge on various programming languages, APIs, and platforms, Ben will take lead in the efforts of scalability, efficiency, and security of FinTron's technologic infrastructure, among other CTO initiatives.

Name
Adam Pulcyn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	FinTron LLC	Support Staff Director
01/01/2019	03/01/2019	Cutco Vector Marketing	Director of Sales
06/01/2018	08/01/2018	Anderson Corp. Window & Patio Door Installer	Sales Representative

Bio: Adam is our Director of Support Staff. He has processed over 70 young interns during the product development phase and runs all new staff through training. Additionally, Adam is in charge of filing and administrative procedures in compliance with FINRA Rules and Regulations, including overseeing the HR Department. Adam is also the Education Director of FinTronU, working closely with Wilder in running and leading all educational programs and initiatives. Adam has obtained his General Securities Solicitations License, his Series 7, and is pursuing his Series 24 examinations. Adam and Wilder share a strong Polish heritage. He graduated with a Finance Bachelors at Sacred Heart University. In his spare time, Adam enjoys rock climbing and playing the piano. Licenses: SIE Series 63 Series 7

Name
Blaise Kirby

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/03/2021	Present	FinTron LLC	VP of Operations
01/01/2019	04/01/2021	Wells Fargo	Portfolio Account Manager
05/01/2017	01/01/2018	Northwestern Mutual	College Financial Representative

Blaise Kirby is the Vice President of Operations and joined FinTron in May of 2021. Prior to FinTron Blaise worked for Wells Fargo as an Account Manager within the Wells Fargo Equipment Finance group. He managed a portfolio of over 1,500 accounts nationally. Blaise graduated from the University of Vermont in 2018, majoring in Business Administration with a concentration in Finance, and a minor in Computer Science. In his free time he enjoys watching football and hockey, spending time outdoors golfing and skiing, and hanging out with his dog Bodie.

Name
Brian Miller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	FinTron LLC	Creative Director
01/01/2020	Present	Seir Hill	Founder
01/01/2017	01/01/2020	Lapine Associates	Chief Digital Officer
01/01/2014	02/01/2020	MillerSmith	Co-Founder, Executive Creative Director

Bio: Brian Miller is our Creative Director and has enhanced our brand by establishing credibility through our product's look and feel. Brian is a successful entrepreneur and creative director and has worked at Gartner Inc. as a global creative director and was responsible for corporate brand development. Following Gartner, Brian founded Brian Miller Design Group in 2005 and worked as a trusted partner with Rockstar Games, NBC Universal, NBC New York, A&E Television, and many more premium brands on delivering strategically sound design solutions. He has also successfully co-founded MillerSmith, a digital design company that was acquired in 2017. Brian is a Best-Selling author of the digital design book, Above the Fold. Work History (https://www.linkedin.com/in/brianmillerdesign/):

Name
Frederick Warren

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/16/2020	Present	FinTron LLC	Board of Managers
01/01/2002	Present	Sage Venture Partners	Founder/CEO

Frederick Warren is the founder of Sage Venture Partners, an evergreen venture capital firm that invests in growth-stage and primarily early-stage companies, based in the United States. Sage Venture Partners has invested in industry-leading firms with proven track records such as Liftoff, WX Brands, and Root Metrics while demonstrating successful exit's in previously funded ventures. He co-founded Brentwood Associates in 1972, while he was employed at Plainview Capital. During his notable career, Mr. Warren served in C-Suite level positions such as the Chief Executive Officer at Westland Capital Corporations. He holds an MBA in engineering and finance from the University of Pennsylvania.

Name
Wilder Rumpf

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2015	01/01/2019	Preferred Pool Management	NY Regional Manager
09/22/2017	Present	FinTron LLC	Founder, CEO, & President

Bio: Wilder Rumpf is one of the youngest individuals to ever register a Broker-Dealer with the SEC and FINRA. Wilder has landed industry partnerships / licensing agreements / registrations with: NYSE NASDAQ APEX Clearing Corp Lending Club National Bank FINRA SEC Jason Tartick Sage Venture Partners Wilder has a proven track record and a tested ability to execute. He possesses his SIE, Series 63, 7, and 24. He has personally raised over $2M at age 25. His dream is to follow in the footsteps of his father, to help America's youths build a strong foothold in society and achieve healthy independence. He'll do just that by democratizing Finance for the Mobile Generation via FinTron.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Wilder Rumpf

Securities:	2,979,158
Class:	Common Units
Voting Power:	33.6%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Description: FinTron LLC is the 100% owner of the subsidiary firm, FinTron Invest LLC ("FinTron" or "the Company"). FinTron Invest LLC is a digital financial service broker-dealer (Member FINRA, SIPC). FinTron Invest LLC and FinTron LLC aim to provide premium investing, banking, and budgeting products to retail investors with an emphasis on education. With a $3 subscription fee, FinTron LLC aims to provide fully FDIC insured interest-bearing accounts (interest may vary), globally reimbursed ATM, and launch edition debit cards - backed by industry leader LendingClub Bank National Association (formerly Radius Bank). In addition, on the investing side, FinTron Invest LLC aims to provide fully SIPC insured brokerage accounts backed by APEX Clearing Corp, 2,000+ fractional securities (stocks/ETFs), recurring investments, master, meal saving tools, and educational features. Furthermore, we intend to offer educational services - FinTronU (a simulated stock trading game) that is currently being utilized within educational institutions (colleges/high schools), and by individuals. FinTron LLC and FinTron Invest LLC are not banks, banking products are provided through White Labeled LendingClub Bank accounts (formerly Radius Bank) Our Mission: Promoting the personal finances of the mobile generation through better education, affordable and accessible products, and give-back programs. Although the financial services industry is highly competitive, we believe we may offer many advantages: We intend to provide our investors the broadest range of fractional shares of securities (2,000+ stocks/ETFs) in which they can invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100. For a broad range of sector funds and all of the securities we offer, we aim to provide investors with the opportunity to benchmark their investment gains against three levels of risk. We aim to provide college graduates with givebacks to help them pay off their student debt. To date, we have made significant progress. Our software platform is 100% completed (periodic tweaks and feature adjustments will be prominent throughout the lifetime of the application). We currently have thousands of individuals utilizing our application in the live production environment. Furthermore, we have over 2,500 users on our simulated trading platform - FinTronU, which is being utilized in classrooms across Connecticut and the Junior Achievers of America. FinTron Invest has received its decision letter and was granted FINRA membership on November 25th, 2020. The investing application as well as our gamified investing trading game is live for users. Our investing site @ www.fintroninvest.com and our paper trading (simulated trading)site @ www.fintronu.com Partners: FinTron LLC and FinTron Invest LLC have two institutional partners: FinTron Invest LLC has executed a 3-year contract with APEX Clearing to provide clearing services, back-office services, and various account features/licensing such as: retirement accounts, fractional share facilitation (fractional dollar-cost orders), and client report distribution. Our contract also covers options trading, fixed income trading, and algorithmic trading (subsequent offerings not offered in the MVP product). FinTron LLC has executed a 3-year contract with LendingClub Bank to provide fully insured FDIC checking accounts that are interest-bearing (subject to change). In addition to providing account opening capabilities, LendingClub Bank National Association (formerly Radius Bank) will manage all banking related client services, provide debit cards (at a cost to FinTron LLC), clear check deposits (initiated through the FinTron interface), provide ACH transfers (initiated through the FinTron interface), issue client reports and reimburse banking clients for global ATM withdraws. FinTron LLC and FinTron Invest LLC, notably, are neither a depository institution nor a clearing firm, but rather outsources each of these functions, and this fact is thoroughly disclosed in our advertising materials and our Customer Agreement. Problem: Target Market: Our target market is comprised of Gen Y (millennials) and Gen Z. There is a total of approximately 90 million users within our target demographic of which around 22% have been penetrated by major competitors. This leaves a serviceable target market of roughly 70 million reachable clients. The target market included: Marketing Plan: Currently, we are utilizing digital media and social media influencer partnerships as our main forms of marketing. Our digital media strategy encompasses the main conglomerate social media platforms such as Instagram, Twitter, LinkedIn, Facebook, TikTok, Snapchat, and YouTube. We intend to satisfy the needs at the other end of the age spectrum. The size of this market is substantial, with the latest census data putting the 18-35-year-old segment of the U.S population at 90 million, and the expanded 18-45 at nearly 120 million. Our initial goal is to bring .4% - .8% of this market onto our platform in the first two years, and a further 1%-3% over the subsequent year. We believe that we have the IT capability to scale for any increase in clientele. However, our ambitions are not limited to the 18-35-year-old market. As our loyal users make astute choices, using our tools, and including increasing their rates of marginal saving, we intend (having gotten this sound foothold) to make these into lifetime clients. Customer Acquisition Model: Digital Media and PR around our philanthropic endeavors. Alternatively to our digital media strategy, we've partnered with Jason Tartick to be the public face of FinTron across all marketing channels. Jason Tartick was a corporate banker for 10 years prior to joining and placing 3rd place in season 14 of The Bachelorette. Jason is also the founder of Restart Reset; a Life Hack and financial literacy brand that perfectly aligns with FinTron's mission. With a 90% female audience and new branded content by Jason each week, we believe that this will be another avenue to help support our GTM strategy and user acquisition. Lastly, we have a coordinated PR outreach program to select journalists and a daily FinTron Flyer (organic email) referral program that encompasses our media outreach strategy.

FinTron currently has 9 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in FinTron LLC speculative or risky:
    1. Unexpected one-time costs (Operational/Development). The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs

may be higher than management's estimates, which could lead to sustained losses.

2. An unexpected resignation or absence of key, principal personnel notably; our CEO, CCO, COO, CMO, or Directors. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and the founding team. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

3. A concurrent, systematic failure of our web services providers. While the odds are low, there is always the chance that our web providers may concurrently shut down. We take frequent, intraday backups of our systems and databases so we can always reboot and resume business as usual, however, during a severe, concurrent system failure of our web providers, we will temporarily be unable to provide our services.

4. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. The broker-dealer subsidiary is subject to regulation by the SEC and FINRA. It must

rigorously maintain compliance procedures in order to maintain its right to operate as a broker-dealer under law.

9. Incompleteness of information; investor due diligence required. This Company Profile contains selected information about the Company and does not purport to be all-inclusive. The Company materials do not contain all the information that may be required to evaluate an investment in the Company. The delivery of the Company materials does not imply that the information contained herein is correct as of any time after its release date. No reliance should be placed on the information and no representation or warranty, express or implied is made by FinTron or any of its respective directors or employees or any other person, and no liability whatsoever is accepted by any such person, in relation thereto. Further due diligence by investors is required before making any definitive commitments. Potential investors should consult with their professional advisers with respect to legal and financial matters, as well as federal, state, and local tax consequences of an investment in the Company. This deck does not contain any terms of offering nor sources and uses of funds; for more expanded materials, please contact representatives of the Managing Broker-Dealer, as listed below on the next page.

10. Forward-looking statements. This Company Profile contains financial projections as well as references to potential future events, possible outcomes, and projected growth (known as "forward-looking statements" under federal securities law). Readers are cautioned not to assume that the forward-looking statements will prove true. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, contributing to the possibility that the forward-looking statements and projections may miss the mark; this may cause the Company's actual performance and financial results in future periods to differ materially from the forward-looking statements and projections.

11. High degree of risk. The purchase of securities involves a high degree of risk. You should carefully review the investment risks in the applicable offering documents prior to making an investment. Freedom Motors Inc. is a Nevada Corporation. Investors in early-stage companies should be aware that their investment may be impaired, or even rendered worthless, by exposure to numerous risks, including but not limited to (not in rank order of likelihood): litigation; mistakes in strategy and tactics; shortcomings in management execution; eclipse by competitors; failures in protection of intellectual property; difficulties in financing; equity dilution; loss of key personnel; incidents of epidemic disease, war, mass violence, and natural or man-made disasters; macro- and micro-economic setbacks; operational difficulties; infrastructure failures; and technological risks.

12. Regulatory disclosures. The success of FinTron LLC and FinTron Invest LLC is heavily dependent upon an effective internal compliance program. Regulators of relevance in this respect include (but are not limited to) the SEC, FINRA, SIPC, the US Treasury, the Comptroller of the Currency, the US Department of Labor, the US Department of Justice, and the securities divisions and other administrative departments of each state in which FinTron Invest is registered as a broker-dealer.

13. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other,

the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

FinTron LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $170,001 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

We plan on allocating roughly 15% of our total raise towards regulatory fees. Digital marketing is forecasted to be our largest expense of ~30% during our current growth phase. Salaries and Wages are expected to comprise ~18% of our total raise. Data fees are expected to consume ~12% of our total raise. Our fees budget has been allocated to various third-party providers such as NYSE, NASDAQ, Plaid, etc,. Development costs - As we continue to grow, we plan on expanding and optimizing our current suite of features. We estimate ~20% of the budget to be allocated to Dev and R&D.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$8,330
Regulatory Fees	$1,500	$25,500
Salaries & Wages	$1,800	$30,600
Digital Marketing	$3,000	$51,000
Data Fees	$1,210	$20,570
Development Costs	$2,000	$34,001
Total Use of Proceeds	**$10,000**	**$170,001**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and FinTron LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $1.30 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	30,000,000	6,672,766	Yes	
Preferred Units	1,029,217	1,029,217	Yes	The Series Seed Preferred Stock shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as the holders of Series Seed Preferred Units would be entitled to elect a Manager or Managers if the Corporate Conversion had not occurred, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect such number of members of the Board of Directors as the holders of Series Seed Preferred Units would be entitled to elect if the Corporate Conversion had not occurred, (ii) as required by law, and (iii) as provided in the Company's Protective Provisions. Dividends will be paid on the preferred stock if paid on the Common Stock. Please see the Amended and Restated Operating Agreement FinTron, LLC for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan	The Company has reserved an aggregate of 450,000 Common Units, either as Units, Profits Interests or pursuant to Options (such Units, Profits Interests or Options 11 collectively referred to as "Incentive Awards"), for issuance under an equity incentive plan to be adopted by the Company after the date of this Agreement (the "Equity Incentive Plan") or pursuant to individual award agreements to certain employees, consultants and other service providers of the Company. Please see "Amended and Restated Operating Agreement FinTron, LLC, a New York Limited Liability Company" for further disclosure.	450,000
Warrant 1	Expires: 01/21/2025 , Exercise Price: $0.0001	60,141
Warrant 2	Expires: 01/21/2025 , Exercise Price: $0.0001	52,123
Warrant 3	Expires: 01/21/2025, Exercise Price: $0.0001	521,225
Warrant 4	Expires: 01/21/2025 , Exercise Price: $0.0001	200,471

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There are outstanding options and warrant contracts and if those contracts are exercised, your ownership in the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Limited Liability Company Agreement for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The CEO holds the largest stake in FinTron LLC and also holds majority voting interest via proxy agreements. The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt, or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at the Issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority of members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. What are the risks to purchasers associated with corporate actions including:
    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead unmarketable securities, or the assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has FinTron LLC conducted within the past three years?

Date of Offering:	12/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Membership Units
Amount Sold:	$35,485
Use of Proceeds:	

100% of investment used for general operating purposes.

Date of Offering:	10/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Debt
Amount Sold:	$113,000
Use of Proceeds:	

Date of Offering:

Date of Offering: 10/2019

Exemption: Reg. D, Rule 506(c)

Securities Offered: Debt

Amount Sold: $10,000

Use of Proceeds:

Date of Offering: 10/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: Membership Units

Amount Sold: $58,281

Use of Proceeds:

Date of Offering: 04/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: Debt

Amount Sold: $96,400

Use of Proceeds:

Date of Offering: 06/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Membership Units

Amount Sold: $6,010

Use of Proceeds:

Date of Offering: 06/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: Membership Units

Amount Sold: $25,000

Use of Proceeds:

Date of Offering: 06/2020

Exemption: Reg. D, Rule 506(b)

Securities Offered: Debt

Amount Sold: $113,000

Use of Proceeds:

Date of Offering: 11/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Debt

Amount Sold: $160,500

Use of Proceeds:

Date of Offering: 12/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Debt

Amount Sold: $125,000

Use of Proceeds:

Date of Offering: 12/2020

Exemption: Reg. D, Rule 506(c)

Securities Offered: Membership Units

Amount Sold: $27,564

Use of Proceeds:

Date of Offering: 12/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Membership Units

Amount Sold: $75,583

Use of Proceeds:

Date of Offering: 02/2021

Exemption: Reg. D, Rule 506(c)

Securities Offered: Preferred Membership Units

Amount Sold: $800,000

Use of Proceeds:

Date of Offering: 07/2021

Exemption: Reg. D, Rule 506(c)

Securities Offered: Membership Units

Amount Sold: $246,235

Use of Proceeds:

Date of Offering:

07/2021

Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Preferred Membership Units
Amount Sold:	$175,000
Use of Proceeds:	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    FinTron LLC is the 100% owner of the subsidiary firm, FinTron Invest LLC. FinTron Invest LLC is a digital financial service broker-dealer (Member FINRA, SIPC). FinTron Invest LLC and FinTron LLC aim to provide premium investing, banking, and budgeting products to retail investors with an emphasis on education. FinTron LLC is a relatively new entity formed on 09/22/2017 and is still not profitable. In the year ended on December 31, 2020, we were able to generate $42,255 in revenue, which is a significant increase when compared to the $16 revenue generated in 2019. In the year ended on December 31, 2020, our operating expenses amounted to $279,880 which resulted in a $245,347 net loss. In the year ended on December 31, 2019, our operating expenses amounted to $158,255 which resulted in a $162,363 net loss. In the year ended on December 31, 2020, we received $494,900 in Convertible Debt via Reg D offerings compared to $123,000 in 2019. As of today, all the convertible debt has been converted to equity. In the year ended on December 31, 2020, we received $134,157 in member contributions via the sale of Warrants and Membership units, compared to $58,281 in 2019. Subsequent to December 31, 2020, we were able to raise another $1,221,235 via Reg D 506(c) Offering of Preferred units and Membership interest units sale. We plan to allocate the highest percentage of the funds raised to user acquisition, brand recognition, product development, and infrastructure scalability. We believe these activities will result in the traction required to secure the remainder of our second tranche of venture capital funding led by Sage Venture partners.

We intend to raise an additional $900,000 bringing our Seed Fundraise to a total of $1,700,000. Sage has already begun investing round 2 funds. We have taken initiative, seeing past near-term funding, and begun early-stage talks for a $5,000,000 + Series A round. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise the balance of our seed round and Series A. The majority of our staff is equity-driven - lowering overhead costs along with fixed expenses. We believe we have one of the lowest operational costs in the industry.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$42,255	($245,347)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

FinTron LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    Video Transcript: FinTron. Welcome to Investing and Banking for the mobile generation. Streamlined. All your must-have financials consolidated into one easy-to-manage platform. Easily manage your income and expenses. Save more with our meal planning feature. Risk Assessor. Helps you understand how much risk you can stomach when investing. Build your monthly budget. Learn the basics. FinTron. Adhering to SEC's new temporary Rule 201(bb) On November 2, 2020 , the Securities and Exchange Commission (the "SEC") announced that it is adopting a new temporary Rule 201(bb) to extend the relief provided by existing temporary 17 CFR 227.201(z)(3), which applies to an eligible issuer in an offering or offerings that, together with all other amounts sold in Regulation Crowdfunding offerings within the preceding 12-month period, have, in the aggregate, a target offering amount of more than $107,000, but not more than $250,000. These provisions will apply to offerings initiated under Regulation Crowdfunding between May 4, 2020, and August 28, 2022. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available.

    The following documents are being submitted as part of this offering:

    Governance:
        Certificate of Formation: certificateofformation.pdf
        Operating Agreement: operatingagreement.pdf
    Opportunity:
        Offering Page JPG: offeringpage.jpg
    Financials:
        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://www.fintroninvest.com/home

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed

$10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.